Consent of Independent Auditors

     We consent to the use of our report dated February 4, 2003 on the Consolidated Balance Sheets of Canada Life Financial Corporation and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2002 and 2001 and the Consolidated Statements of Net Income, Equity, Cash Flows and Changes in Segregated Funds for each of the years in the three-year period ended December 31, 2002 in this Annual Report (Form 40-F) and incorporated by reference in the Renewal Annual Information Form dated March 22, 2003.

March 26, 2003	/s/ Ernst & Young LLP
Toronto, Canada	Ernst & Young LLP